HARVEST ENERGY TRUST

FORM 51-102 F4
BUSINESS ACQUISITION REPORT

Item 1      Identity of Reporting Issuer

1.1            Name and Address of Reporting Issuer

Harvest Energy Trust (the "Trust" or "Harvest") 2100, 330 - 5th Avenue S.W. Calgary Alberta T2P 0L4

1.2            Executive Officer

The name of the executive officer of Harvest Operations Corp. ("Harvest Operations"), administrator of the Trust, who is knowledgeable about the significant acquisition and this Report is Robert Fotheringham, Vice President Finance and Chief Financial Officer and his business telephone number is (403) 268-3175.

Item 2      Details of Acquisition

2.1            Nature of Business Acquired

On February 3, 2006, Harvest and Viking Energy Royalty Trust ("Viking") completed a plan of Arrangement (the "Arrangement") involving Harvest, Harvest Operations, Viking and Viking Holdings Inc. ("VHI"). The Arrangement provided for the merger of Harvest and Viking and resulted in the exchange of all of the issued and outstanding trust units of Viking ("Viking Units") for trust units of Harvest ("Harvest Units") and the assumption by Harvest of the covenants and obligations of all of the outstanding 10.5% convertible unsecured subordinated debentures of Viking ("10.5% Convertible Debentures") and 6.40% convertible unsecured subordinated debentures of Viking ("6.40% Convertible Debentures").

Viking was an open-ended unincorporated investment trust created under the laws of Alberta. Viking was a reporting issuer in each of the provinces of Canada and each of the Viking Units, 10.5% Convertible Debentures and 6.4% Convertible Debentures were listed on the Toronto Stock Exchange. Viking's purpose was to acquire, hold and invest in securities, royalties or other interests in entities that derive their value from petroleum and natural gas and energy related assets. Viking's assets consisted of the securities of its direct wholly-owned corporate subsidiary, direct ownership interests in two commercial trusts, unsecured promissory notes issued by its subsidiaries and royalty interests on certain oil and natural gas property interests owned by an indirect subsidiary partnership. As a result of the Arrangement, Harvest acquired, directly or indirectly, all of the crude oil and natural gas interests which were formerly held, directly or indirectly, by Viking (the "Viking Properties").

At the end of 2005, production from the Viking Properties was approximately 24,000 boe/d comprised of approximately 50% natural gas and 50% oil and natural gas liquids with its core areas of production including Markerville, Bellshill Lake, Bashaw, Channel Lake, Alexis, Tweedie/Wappau and Greater Richdale, all in Alberta, as well as Kindersley in Saskatchewan. At December 31, 2005, Viking's proved reserves, based on forecasted prices and costs, aggregated to 132.5 million mcf of natural gas, 23.5 million barrels of crude oil, 6.0 million barrels of heavy oil and 2.8 million barrels of natural gas liquids.

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A full description of the Viking Properties as well as the reserves data and other oil and gas information in respect of such properties is available in Harvest's Annual Information Form for the year ended December 31, 2005 dated March 30, 2006 which can be found on SEDAR at www.sedar.com.

2.2            Date of Acquisition

The date of the Arrangement was February 3, 2006.

2.3           Consideration

Pursuant to the Arrangement, Harvest issued an aggregate 46,040,751 trust units ("Harvest Units") to former holders of the trust units of Viking and assumed all of the covenants and obligations of Viking under $35.1 million principal amount of outstanding 10.5% Convertible Debentures and $175.0 million principal amount of outstanding 6.4% Convertible Debentures.

In connection with the completion of the Arrangement on February 3, 2006 Harvest entered into a new $750 million, three year extendible revolving credit facility. This credit facility was further increased to $900 million after the completion of secondary syndication on April 3, 2006. With the consent of the lenders, this facility may be extended on an annual basis for an addition 364 days. The facility is secured by a $1.5 billion first floating charge over all the assets of the operating subsidiaries and a guarantee from Harvest. Amounts borrowed under this facility bear interest at a floating rate based on bankers acceptances plus 65 basis points to 115 basis points depending on Harvest's Senior Debt to Cash Flow Ratio as defined in the Credit Agreement. Availability under this facility is subject to quarterly financial covenants requiring that the Senior Debt to Cash Flow Ratio is less than 3 to 1, the Total Debt to Cash Flow Ratio is less than 3.5 to 1, Senior Debt to Cash Flow Ratio is less than 3 to 1, the Total Debt to Cash Flow Ratio is less than 3.5 to 1, Senior Debt to Capitalization is less than 50% and Total Debt Capitalization is less than 55%, all as defined in the Credit Agreement.

2.4           Effect on Financial Position

Except as noted below, Harvest has no plans or proposals for material changes relating to its business affairs or the affairs of Viking which may have a significant effect on the results of operations and financial position of Harvest as a result of the Arrangement.

Harvest does not anticipate making significant changes to the Viking Properties acquired, other than continuing to refine operations and seeking efficiencies where possible.

Harvest has retained key personnel from both entities and John Zahary has been appointed as President and Chief Executive Officer. The executive team also includes Bob Fotheringham as Vice President, Finance and Chief Financial Officer; Rob Morgan as Vice President, Engineering and Chief Operating Officer; Al Ralston as Vice President, Production; James Campbell as Vice President, Geosciences; and Jake Roorda as Vice President, Corporate. The Harvest Board of Directors, including Chairman M. Bruce Chernoff, John Brussa, Verne Johnson, Hector McFadyen, Hank Swartout and Kevin Bennett, remains in place and has been supplemented by Dale Blue, David Boone and William Friley from the Viking Board of Directors.

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2.5           Prior Valuations

None.

2.6           Parties to Transaction

Not applicable.

2.7            Date of Report

April 18, 2006.

Item 3      Financial Statements

The unaudited pro forma consolidated financial statements of the Trust as at and for the year ended December 31, 2005 are attached as Schedule A to this Report.

The audited comparative consolidated financial statements of Viking as at and for the years ended December 31, 2005 and 2004 are attached as Schedule B to this Report.

SCHEDULE A

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
OF HARVEST ENERGY TRUST

PRO FORMA COMBINED FINANCIAL
STATEMENTS OF THE TRUST

COMPILATION REPORT

To the Board of Directors of Harvest Operations Corp.

We have read the accompanying unaudited pro forma combined balance sheet of Harvest Energy Trust (the "Trust") as at December 31, 2005 and the unaudited pro forma combined statement of income for the year then ended, and have performed the following procedures:

1.     Compared the figures in the columns captioned "Harvest Energy Trust" to the audited consolidated financial statements of the Trust as at December 31, 2005 and for the year then ended, and found them to be in agreement.

2.     Compared the figures in the columns captioned "Viking Energy Royalty Trust" to the audited consolidated financial statements of Viking Energy Royalty Trust as at December 31, 2005 and for the year then ended, and found them to be in agreement.

3.     Made enquires of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)   the basis for the determination of the pro forma adjustments; and

(b)   whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)   described to us the basis for determination of the pro forma adjustments; and

(b)   stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.     Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.     Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other applicable columns as at December 31, 2005 and for the year then ended and found the amounts in the columns captioned "Pro Forma Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "KPMG LLP"
Chartered Accountants

Calgary, Canada
April 17, 2006

Harvest Energy Trust

Pro Forma Combined Balance Sheet
As at December 31, 2005
(thousands of dollars)
Unaudited
	Harvest	Viking Energy		Pro Forma
	Energy Trust	Royalty Trust	Merger Adjustments	Combined
Assets

Current Assets
Accounts receivable	$73,766	$60,335	$-	$134,101
Fair value of risk management contracts	21,231	-	-	21,231
Prepaid expenses and deposits	1,126	5,001	-	6,127
Future income tax	22,975	-	-	22,975
	119,098	65,336	-	184,434

Deferred Charges	12,768	7,846	(6,881)2(a)	13,733

Fair value of risk management contracts	2,628	-	-	2,628
Capital assets	1,130,155	1,023,256	431,7442(c)	2,585,155
Goodwill	43,832	184,905	423,427 2(c)	652,164
	$ 1,308,481	$1,281,343	848,290	$3,438,114

Liabilities and Unitholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$99,576	$83,396	$16,1932(c)	$199,165
Cash distributions payable	18,544	21,717	-	40,261
Fair value deficiency of risk
management contracts	65,968	270	3,4702(c)	69,708
	184,088	105,383	19,663	309,134

Bank loan	13,869	91,756	-	105,625
Deferred credit	1,389	-	-	1,389
Fair value of risk management contracts	10,449	-	-	10,449
Convertible debentures	44,455	205,741	(2,876) 2(a)	247,320
7 7/8% Senior notes	290,750	-	-	290,750
Asset retirement obligation	110,693	52,740	6,3052(c)	169,738
Future income tax	25,275	-	-	25,275

Non-controlling interest	3,179	-	(2,712) 2(d)	467

Unitholders' equity
Unitholders' capital	747,312	1,270,238	374,1152(d)	2,391,665
Contributed surplus	-	3,730	(3,730) 2(d)	-
Equity component of convertible
debentures	2,639	5,250	19,1342(a)	27,023
Accumulated income	135,665	173,126	(188,230) 2(e)	120,561
Accumulated distributions	(261,282)	(626,621)	626,621	(261,282)
	624,334	825,723	827,910	2,277,967
	$1,308,481	$1,281,343	$848,290	$3,438,114

Harvest Energy Trust
Pro Forma Combined Statement of Income
For the Year Ended December 31, 2005
(thousands of dollars except per trust unit amounts)
Unaudited
	Harvest	Viking Energy	Harvest	Viking	Merger	Pro Forma
	Energy Trust	Royalty Trust	Adjustments	Adjustments	Adjustments	Combined
Revenue		See Note 2(i)	See Note 2 (g)	See Note 2 (h)
Oil and natural gas sales	$667,496	$443,038	$65,176	$9,988	$-	$1,185,698
Royalty expense	(113,002)	(80,245)	(15,855)	(2,925)	-	(212,027)
Risk management contracts
Realized net (losses)gains	(72,981)	119	-	-	-	(72,862)
Unrealized net losses	(45,061)	(86)	-	-	-	(45,147)
	436,452	362,826	49,321	7,063	-	855,662

Expenses
Operating	127,258	89,935	10,394	1,579	-	229,166
General and administrative	30,697	17,996	750	536	2322(j)	50,211
Interest/other financing charges
- Short term debt	6,587	-	875	-	-	7,462
- Long term debt	29,824	17,137	3,468	208	(285) 2(k)	50,352
Transaction costs	-	2,700	-		12,4042(l)	15,104
Depletion, depreciation &
accretion	178,956	137,397	16,452	(2,163)	64,790[3]	395,432
Foreign exchange gain	(9,728)	-	-	-	-	(9,728)
Large corporations tax and other
taxes	134	701	-	-	-	835
Future income tax recovery	(32,371)	(23,028)	-	-	-	(55,399)
Non-controlling interest	149	-	6	-	(57) 2(m)	98
	331,506	242,838	31,945	160	77,084	683,533

Net Income for the Year	$104,946	$119,988	$17,376	$6,903	$(77,084)	$172,129

Net income per trust unit, basic(4)	$2.25					$1.78
Net Income per trust unit, diluted(4)	$2.19					$1.77

HARVEST ENERGY TRUST

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma combined balance sheet as at December 31, 2005 and the unaudited pro forma combined statement of income for the year ended December 31, 2005 (the "Pro Forma Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles for inclusion in the Harvest Energy Trust ("Harvest") Business Acquisition Report dated April 19, 2006. The Pro Forma Financial Statements reflect the financial position and earnings assuming the acquisition of Viking Energy Royalty Trust ("Viking") occurred on December 31, 2005 and January 1, 2005, respectively. In addition, these Pro Forma Financial Statements reflect the earnings assuming Harvest's August 2, 2005 acquisition of the Hay River properties and Viking's February 1, 2005 acquisition of Calpine Natural Gas Trust ("CNGT") had occurred on January 1, 2005.

The Pro Forma Financial Statements have been prepared from the following financial statements and financial information:

  The audited consolidated balance sheet and consolidated statements of income and accumulated income of Harvest as at and for the year ended December 31, 2005 including the notes thereto ("Harvest's 2005 Audited Consolidated Financial Statements");

  The audited consolidated balance sheet and consolidated statements of income and accumulated earnings of Viking as at and for the year ended December 31, 2005 including the notes thereto ("Viking's 2005 Audited Consolidated Financial Statements");

  The unaudited financial information for the period from January 1, 2005 to August 1, 2005 for the Hay River properties which was derived from the Unaudited Schedule of Revenue and Expenses of the New Properties for the six month period ended June 30, 2005 included in Harvest's Business Acquisition Reported dated October 14, 2005 and filed on SEDAR at www.sedar.com and from unaudited financial information for the period from July 1, to August 1, 2005; and,

  Unaudited financial information for CNGT for the period from January 1, 2005 to January 31, 2005.

These Pro Forma Financial Statements should be read in conjunction with the audited consolidated financial statements of Harvest and Viking.

In the opinion of Harvest management, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation. The Pro Forma Financial Statements may not necessarily be indicative of the financial results or operations that would have occurred if the acquisitions and related events reflected herein and described in Note 2 to the Pro Forma Financial Statements had occurred on the assumed dates or the results that may be obtained in future periods. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies and related cost savings that may result from combining the operations of Harvest and Viking. Further, adjustments have not been made to reflect the administrative efficiencies that may result from combining the operations of Harvest and Viking.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro Forma Combined Balance Sheet Assumptions and Adjustments

The Pro Forma Combined Balance Sheet has been prepared to reflect the financial position of Harvest assuming its acquisition of the Viking assets pursuant to the Plan of Arrangement approved by the securityholders of Harvest and the unitholders of Viking on February 2, 2006 as outlined in the Joint Information Circular and Proxy Statement of Harvest and Viking dated December 30, 2005, occurred on December 31, 2005. Under this Plan of Arrangement, Harvest acquired the net assets of Viking in exchange for 0.25 of a Harvest Trust Unit for every Viking Trust Unit resulting in total consideration aggregating to $1.6 billion, before the assumption of debts and related acquisition costs, based on the issuance of 46,040,751 Harvest Trust Units at an ascribed value of $35.58 per unit, based on the weighted average trading price of the Harvest Trust Units before and after the announcement date of November 28, 2005. Pursuant to the terms and conditions of Viking's convertible debenture indenture, Harvest's acquisition of Viking's net assets resulted in Harvest assuming the obligations of Viking's convertible debentures, including the adjustment of the conversion ratio to reflect the 0.25 Harvest Trust Unit for each Viking Trust Unit exchange ratio.

Harvest's aggregate consideration for the acquisition of Viking consists of the following (in 000's):

Ascribed value of Trust Units issued	$1,638,130
Bank debt assumed	91,756
Convertible Debentures assumed
Debt component	202,865
Equity component	24,384
Transaction costs	4,600
$1,961,735

The Viking acquisition has been accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the Viking acquisition:

Net working capital deficiency assumed	$(39,777)
Risk management contracts	(3,740)
Deferred charges	965
Capital assets	1,455,000
Asset retirement obligation	(59,045)
Goodwill	608,332
$1,961,735

The following pro forma adjustments have been made to the Pro Forma Combined Balance Sheet to reflect Harvest's acquisition of Viking assuming the acquisition occurred on December 31, 2005:

(a) Fair Value of Viking's Convertible Debentures

The Pro Forma Combined Balance Sheet has been adjusted to reflect Harvest's assumption of Viking's convertible debentures at a fair value of $202.9 million for the debt component and $24.4 million for the equity component based on prevailing interest rates and the trading value of Viking's convertible debentures and its Trust Units on the date of acquisition. In addition, the residual amount of deferred issue costs relating to Viking's convertible debentures has been ascribed no value in the purchase price allocation and accordingly; the amount of residual deferred issue costs have been removed from the Pro Forma Combined Balance Sheet.

(b) Repayment of Viking's Bank Debt

Viking's $91.8 million of bank debt, at December 31, 2005 is assumed to be repaid at closing by Harvest with the funding provided by Harvest existing credit facilities.

(c) Purchase Price Allocation

The Pro Forma Combined Balance Sheet has been adjusted to reflect the purchase of Viking's net assets at their fair value at December 31, 2005, and accordingly, the following adjustments have been made:

  The addition of Viking's capital assets at a fair value of $1,396 million ($1,455 million after including the asset retirement obligation).

  The assumption of three natural gas price risk management contracts with a mark-to-market deficiency of $3.7 million.

  The assumption of an office space lease contract having a fair value of $1.0 million being recorded as an addition to deferred charges. An offsetting adjustment to deferred charges has been recorded to reflect no value attributed to the deferred issue costs recorded by Viking with respect to its convertible debentures (see note 2(a)).

  An allocation of the excess consideration totalling $608.3 million recorded as goodwill.

  The addition of Viking's asset retirement obligation at a fair value of $59.0 million.

  Additional liabilities of $16.2 million comprised of estimated transaction costs associated with the Plan of Arrangement of $4.6 million and estimated net additional liabilities of $11.6 million relating to the accelerated vesting of Harvest's unit based compensation plans, severance costs and moving costs. The $11.6 million adjustment related to Harvest transaction costs is net of $3.5 million representing the portion of unit based compensation settled with Harvest Trust Units. (see Note 2(l))

(d) Adjustments related to Unitholders' Capital and Contributed Surplus

  Pursuant to the Plan of Arrangement, the holders of Harvest's Exchangeable Shares were entitled to exchange their shares for Harvest Trust Units on a tax deferred basis. At December 31, 2005, there were 182,969 Exchangeable Shares outstanding of which 156,067 were exchanged for 184,743 Harvest Trust Units on February 3, 2006. The Pro Forma Combined Balance Sheet has been adjusted to reflect the exchange of 156,067 Exchangeable Shares for 184,743 Harvest Trust Units with the reclassification of $2.7 million of value from Non-Controlling Interest to Unitholders' Capital.
  Removal of Viking's unitholders' capital.
  Removal of Viking's contributed surplus as it relates to Viking's unit based compensation plans which were settled with Harvest Trust Units in conjunction with the Plan of Arrangement.
  Issuance of Harvest Trust Units to settle $3.5 million of liabilites related to Harvest's unit based compensation plans.
  Harvest's issue of 46,040,751 Trust Units at an ascribed value totalling $1,638.1 million.

(e) Adjustments related to Accumulated Income

  Removal of Viking's accumulated income.
  Adjustment of Harvest's accumulated income for $15.1 million related to transaction costs incurred.

(f) Pro Forma Merger Adjustments related to Future Income Tax

Pursuant to the Plan of Arrangement, the assets of Viking will be acquired by Harvest in a structure that results in substantially all of the income flowing directly to Harvest's unitholders such that a future income tax liability for Harvest is not expected.

Pro Forma Combined Statement of Income Assumptions and Adjustments

The Pro Forma Combined Statement of Income has been prepared to reflect the earnings of Harvest assuming the following transactions occurred on January 1, 2005:

  Harvest's August 2, 2005 acquisition of the Hay River properties (the "Hay River Acquisition") for cash consideration of $237.8 million funded by the issuance of $75 million of 6.5% Series Convertible Debentures for net proceeds of $71.8 million and the issuance of 6,505,600 Trust Units for net proceeds of $166.0 million;
  Viking's February 1, 2005 acquisition of CNGT for total consideration of $453.2 million comprised of $373.5 million of ascribed value from the issuance of 54,132,320 Viking Trust Units, $71.0 million of assumed bank debt and $8.7 million of related transaction costs; and,
  Harvest's February 3, 2006 acquisition of Viking for total consideration of $1,961.7 million comprised of $1,638.1 million of ascribed value from the issuance of 46,040,751 Harvest Trust Units, $91.8 million of assumed bank debt, $227.2 million of fair value ascribed to the assumption of Viking's convertible debentures and $4.6 million of related transaction costs.

The adjustments to the Pro Forma Combined Statement of Income to reflect the impact of assuming each of the above acquisitions occurred on January 1, 2005 summarized as follows:

(g) Pro Forma Adjustments relating to Harvest's acquisition of Hay River

On August 2, 2005, Harvest acquired certain petroleum and natural gas properties in the Hay River area of Northern British Columbia (as more fully described in Note 4 to Harvest's 2005 Audited Consolidated Financial Statements) and has included the related revenues, royalties and operating costs in its statement of income commencing August 2, 2005. Accordingly, the results of the Hay River Acquisition for the period from January 1, 2005 to August 1, 2005 have been reflected in the Pro Forma Combined Statement of Income as Harvest Adjustments based on information from the unaudited schedule of revenue and expenses for the six month period ended June 30, 2005 included in Harvest's Business Acquisition Report dated October 14, 2005 filed on SEDAR at www.sedar.com and unaudited financial information for the period from July 1, 2005 to August 1, 2005. The following table summarizes the amounts included in the Pro Forma Combined Statement of Income as Harvest Adjustments:

	Six months ended	From July 1, 2005	Harvest
	June 30, 2005	to August 1, 2005	Adjustments
Revenue	$55,026	$10,150	$65,176
Royalties	(13,405)	(2,450)	(15,855)
	41,621	7,700	49,321
Operating expenses	9,618	776	10,394
Net operating income	$32,003	$6,924	$38,927

The Pro Forma Combined Statement of Income has also been adjusted to reflect $750,000 of incremental general and administrative expense related to the Hay River Acquisition.

Concurrent with the closing of the Hay River Acquisition, Harvest issued 75,000 convertible unsecured subordinated debentures (the "6.5% Debentures") for net proceeds of $71.8 million and refinanced its credit facility. The Pro Forma Combined Statement of Income has been adjusted to reflect incremental interest charges on long-term debt of $2,858,000 related to the pro forma assumption that the 6.5% Debentures would have been issued on January 1, 2005 plus a $610,000 charge in respect of the amortization of related issue costs as well as the discount recorded to reflect the equity component of this financial instrument. For a full description of the details of the 6.5% Debentures, see Note 10 to Harvest's 2005 Audited Consolidated Financial Statements. The Pro Forma Combined Statement of Income has also been adjusted to reflect $875,000 of incremental amortization of deferred charges on the credit facility assuming it had been refinanced on January 1, 2005.

An adjustment to the Pro Forma Combined Statement of Income for future income taxes or large corporations tax and other taxes is not required as the assets from the Hay River Acquisition are held by commercial trusts and a partnership, and accordingly, there is no incremental impact on either future income tax provisions or large corporations tax and other taxes.

(h) Pro Forma Adjustments relating to Viking's acquisition of CNGT

On February 1, 2005, Viking acquired the assets of CNGT in exchange for the issuance of 54,132,320 Viking Trust Units at an ascribed value of $6.90 per unit resulting in a purchase price of $373,513,008 before the assumption of bank debt and related transaction costs. The CNGT revenues, royalties, operating costs, general and administrative expenses and interest on short term debt have been included in Viking's earnings commencing February 1, 2005. Accordingly, the operating results of CNGT for the month of January 2005 have been reflected in the Pro Forma Combined Statement of Income as Viking Adjustments based on financial information for the month of January 2005. The following table summarizes the amounts included in the Pro Forma Combined Statement of Income as Viking Adjustments:

Month of
January 2005
Revenue	$9,988
Royalties	(2,925)
7,063
Operating costs	1,579
General and administrative expenses	536
Interest on short term debt	208
$4,740

(i) Pro Forma Merger Adjustments related to Viking's 2005 Operating Results

As described above, Harvest acquired the net assets of Viking in exchange for the issuance of 46,040,751 Harvest Trust Units on February 3, 2006, and accordingly, Viking's operating results for the entire year ended December 31, 2005 have been included in the Pro Forma Combined Statement of Income with the amounts based on the audited information in Viking's 2005 Audited Consolidated Financial Statements. No adjustments have been made to reflect the operating synergies or administrative efficiencies related to the combining of Harvest and Viking.

(j) Pro Forma Merger Adjustments related to Fair Value of Operating Leases

An amount of $232,000 was recorded as an increase in general and administrative expense to reflect the amortization of the fair value recorded with respect to the office lease acquired as part of the acquisition of Viking.

(k) Pro Forma Merger Adjustments related to Viking's Convertible Debentures

As described above, Harvest's assumption of Viking's convertible debentures results in these financial instruments being fair valued based on the prevailing interest rates and trading value of Viking's convertible debentures and its trust units on the date of closing of the acquisition. As a result of this revaluation, a credit of $771,000 as been recorded in respect of the amortization of the net discount recorded related to the assumed convertible debentures. This amount has been offset by the removal of $1,056,000 of interest expense recorded in Viking's statement of income relating to amortization of the convertible debenture deferred charges and the accretion expense.

(l) Pro Forma Merger Adjustments related to Transaction Costs

Transaction costs have been increased by $12.4 million in the Pro Forma Statement of Income. This increase relates to costs incurred by Harvest for the accelerated vesting of its unit based compensation plans, severance costs and moving costs totalling $15.1 million. The Harvest costs were offset by the removal of $2.7 million related to the transaction costs recorded by Viking for the year ended December 31, 2005, which would have been incurred in 2004 had the Plan of Arrangement taken place on January 1, 2005.

(m) Pro Forma Merger Adjustments related to Harvest's Exchangeable Shares

Pursuant to the Plan of Arrangement, the holders of Harvest's Exchangeable Shares were entitled to exchange their share for Harvest Trust Units on a tax deferred basis. At December 31, 2005, there were 182,969 Exchangeable Shares outstanding of which 156,067 were exchanged for 184,743 Harvest Trust Units on February 3, 2006. The Pro Forma Combined Statement of Income and the Net Income per trust unit has been adjusted to reflect the exchange of 156,067 Exchangeable Shares for 184,743 Harvest Trust Units effective January 1, 2005.

3. DEPLETION, DEPRECIATION AND ACCRETION

The pro forma adjustments for depletion, depreciation and accretion have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporating the purchase price allocations to capital assets associated with the acquisitions reflected in these Pro Forma Financial Statements.

4. NET INCOME PER TRUST UNIT

The basic weighted average number of Harvest Trust Units outstanding for the year ended December 31, 2005 was 96,672,686, including 46,040,751 Trust Units assumed issued on January 1, 2005 in connection with the acquisition of the Viking assets and the 6,505,600 Trust Units issued concurrent with the closing of the Hay River acquisition, also assumed to have closed on January 1, 2005. The diluted weighted average number of Trust Units was 97,251,220, which excluded the impact of Viking's and Harvest's convertible debentures and Harvest's exchangeable shares as they are considered anti-dilutive.

SCHEDULE B

COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
OF VIKING ENERGY ROYALTY TRUST

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

AUDITORS' REPORT

To the Directors of Viking Holdings Inc.

We have audited the consolidated balance sheet of Viking Energy Royalty Trust ("Viking") as at December 31, 2005 and the consolidated statements of income and accumulated earnings (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of Viking's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Viking as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 22, 2005, except as to Notes 16(b) and 18 which were as at March 10, 2005.

Chartered Accountants
Calgary, Alberta
February 17, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

VIKING ENERGY ROYALTY TRUST
CONSOLIDATED BALANCE SHEETS
As at December 31
(in thousands of Canadian dollars)
	2005	2004
ASSETS
Current Assets
Accounts receivable	$ 60,335	$ 28,601
Prepaid expenses	5,001	1,969
	65,336	30,570

Property, Plant and Equipment (Note 5)	1,023,256	501,364
Acquisition costs (Note 4(a))	-	308
Reclamation Fund (Note 6)	-	5,385
Goodwill (Note 4)	184,905	74,433
Deferred Financing Charges, net of amortization	7,846	2,058
Total Assets	$1,281,343	$ 614,118

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 79,589	$ 33,262
Unitholder distributions payable	21,717	8,889
Convertible debenture interest payable	3,807	3,240
Deferred mark-to-market deficiency on commodity price contracts	270	-
	105,383	45,391

Bank Loan (Note 7)	91,756	29,350
Convertible Debentures (Note 9)	205,741	73,763
Future Income Taxes (Note 12)	-	23,028
Asset Retirement Obligation (Note 8)	52,740	49,621
Total Liabilities	455,620	221,153

UNITHOLDERS' EQUITY
Conversion Feature of Convertible Debentures (Note 9)	5,250	804
Unitholders' Capital (Note 10(b))	1,270,238	783,026
Contributed Surplus (Note 10 (f))	3,730	460
Accumulated Earnings	173,126	53,138
Accumulated Unitholder Distributions (Note 10 (g))	(626,621)	(444,463)
Total Unitholders' Equity	825,723	392,965

Total Liabilities and Unitholders' Equity	$ 1,281,343	$ 614,118
Commitments and Contingencies (Note 15)
See accompanying notes to the Financial Statements

VIKING ENERGY ROYALTY TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS (DEFICIT)
Years ended December 31
(in thousands of Canadian dollars except number of Trust Units and per unit amounts)
	2005	2004
REVENUE
Oil and natural gas	$ 443,038	$ 248,578
Gains (Losses) on commodity price contracts (Note 14)
Cash settlements	119	(4,021)
Unrealized losses	(86)	(290)
Royalties	(80,245)	(38,157)
	362,826	206,110

EXPENSES
Operating	82,966	52,106
Transportation	6,969	3,735
General and administrative	14,459	10,650
Unit-based compensation (Note 11)	3,537	598
Severance and other expenses	-	1,496
Interest and financing charges	17,137	12,570
Transaction costs (Note 16)	2,700	-
Depletion, depreciation and accretion	137,397	73,659
Capital and other taxes (Note 12)	701	1,748
Future income tax recovery (Note 12)	(23,028)	(26,002)

	242,838	130,560

NET INCOME	$ 119,988	$ 75,550
ACCUMULATED EARNINGS (DEFICIT)
Opening Balance	$ 53,138	$ (22,412)

Closing Balance	$ 173,126	$ 53,138

Net Income per Trust Unit
Basic and Diluted	$ 0.72	$ 0.73
Weighted Average Number of Trust Units
Basic	167,523,442	103,429,410
Diluted	171,033,737	103,707,516
See accompanying notes to the Financial Statements

VIKING ENERGY ROYALTY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31
(in thousands of Canadian dollars)

	2005	2004
OPERATING ACTIVITIES
Net income	$ 119,988	$ 75,550
Add items not involving cash:
Depletion, depreciation and accretion	137,397	73,659
Future income tax recovery	(23,028)	(26,002)
Costs settled with issuance of Trust Units	-	240
Unrealized losses on commodity price contracts	86	290
Amortization of deferred commodity price contract loss	(1,009)	(329)
Amortization of Issue Costs and Accretion of Discount on	1,056	815
Convertible Debentures
Unit-based compensation	3,537	598
	238,027	124,821
Asset Retirement expenditures	(2,408)	(1,469)
Change in non-cash working capital	2,861	(601)
	238,480	122,751

FINANCING ACTIVITIES
Issuance of Trust Units, net of issue costs	5,275	55,547
Issuance of 6.40% Convertible Unsecured Subordinated Debentures,
net of $7.4 million issue costs	167,600	-
Bank Loan repayments	(59,654)	(90,085)
Unitholder Distributions	(112,025)	(75,229)
Change in non-cash working capital	13,024	1,141
	14,220	(108,626)

INVESTING ACTIVITIES
Acquisition of Calpine Natural Gas Trust, net of $686,000 of cash	(7,663)	(308)
acquired (Note 4(a))
Acquisition of Kensington Energy Ltd. (Note 4(b))	(36,979)	-
Acquisition of Krang Energy Inc. (Note 4(c))	(142,637)	-
Net Disposition of oil & gas properties	20,524	18,453
Property, plant and equipment expenditures	(99,724)	(35,183)
Change in non-cash working capital	13,779	2,913
	(252,700)	(14,125)

Change in cash, opening and closing position	$ -	$ -

Interest paid on Convertible Debentures	$ 8,664	$ 7,875
Interest and fees paid on bank loans	$ 6,854	$3,986
Capital and other taxes paid	$ 701	$1,834

VIKING ENERGY ROYALTY TRUST
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004
(tabular amounts are in 000's except for Trust Units and per Trust Unit amounts)

1.         STRUCTURE OF VIKING ENERGY ROYALTY TRUST

Viking Energy Royalty Trust ("Viking") is an open-ended investment trust created under the laws of the Province of Alberta. Viking is governed by the Amended and Restated Trust Indenture dated as of July 1, 2004 between Viking Holdings Inc., a wholly-owned subsidiary of Viking, and Computershare Trust Company of Canada as Trustee (the "Trust Indenture"). The beneficiaries of Viking are the holders of its convertible debentures who receive regular payments of interest and the holders of its Trust Units (the "Unitholders") who receive monthly distributions as declared by Viking. Pursuant to the mutual fund requirements of the Income Tax Act (Canada), Viking is limited to holding and administering permitted investments and making distributions to its Unitholders.

Viking holds interests in energy related assets including oil and natural gas properties as well as gathering pipelines and processing assets through its various operating subsidiaries. Viking makes monthly cash distributions to its Unitholders from the cash flow of its various operating subsidiaries received in the form of royalty payments on oil and gas properties owned by subsidiaries, interest and principal payments received on notes issued by subsidiaries as well as distributions, dividends and returns of capital.

2.         SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared by Viking's management in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation between Canadian GAAP and United States GAAP, to the extent that they affect Viking, is disclosed in Note 17. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and revenues and expenses during the reporting period.

In particular, the amounts recorded for depletion and depreciation as well as the impairment of oil and natural gas property costs and for the asset retirement obligation are based on estimates of reserves and future costs. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Basis of Accounting

Viking's consolidated financial statements include the accounts of Viking and its wholly-owned subsidiaries with all transactions and balances between Viking and its subsidiaries eliminated.

Joint Venture Accounting

The subsidiaries of Viking conduct substantially all of their oil and natural gas production activities through joint ventures and the consolidated financial statements reflect only their proportionate interest in such activities.

Revenue Recognition

Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when title passes from Viking to the purchaser.

Property, Plant and Equipment

Viking follows the full cost method of accounting for oil and natural gas operations whereby all costs of acquiring oil and natural gas properties and related development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for both productive and non-productive wells and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance recoverable reserves are charged against earnings. Proceeds from the sale of oil and natural gas properties are applied against capitalized costs. Gains and losses are not recognized on disposition of oil and natural gas properties unless such a disposition would alter the future rate of depletion by 20% or more.

Depletion, Depreciation and Accretion

The provision for depletion and depreciation of oil and natural gas property costs is calculated using the unit-of-production method based on total estimated proved reserves including estimated future development costs of proven undeveloped reserves and excluding the estimated salvage values of the production equipment and the costs of unproved land. Natural gas reserves and production are converted to an equivalent volume of oil (barrel of oil equivalent or BOE) on an energy equivalent basis of six thousand cubic feet of natural gas to one barrel of oil.

Impairment Test

At the end of each annual reporting period, the carrying amount of oil and natural gas property costs is compared to the estimated undiscounted future net cash flows associated with the proved reserves. An impairment loss exists when the carrying amount exceeds the estimated undiscounted future net cash flows associated with proved reserves. If an impairment exists, the carrying amount in excess of the estimated discounted future net cash flows associated with the proved plus probable reserves is charged to earnings. Cash flows are estimated from reserves using future price and cost projections and discounted using the risk-free rate.

The cost of unproved land is subject to a periodic fair market value assessment with any excess cost over fair market value added to the depletion base of the oil and natural gas property costs.

Goodwill

Goodwill is recognized on acquisitions where the total consideration exceeds the fair value of the identifiable assets, net of assumed liabilities. Goodwill is not amortized but is assessed for impairment at the end of each annual reporting period. Impairment is determined by comparing the fair value of Viking's equity with its net book value recorded in the equity accounts. A goodwill impairment would be charged to earnings if the net book value of the equity exceeds its fair value.

Deferred Financing Charges

The issue costs related to the Convertible Unsecured Subordinated Debentures have been deferred and are being amortized over the five and seven year terms of the debentures, respectively and are reported with interest and financing charges. Upon conversion of any of the debentures to Trust Units, the associated unamortized financing charges are reclassified to Unitholders' Equity as issue costs.

Income Taxes

Viking follows the liability method of accounting for income taxes. However, under the Income Tax Act (Canada), Viking is a considered to be a "mutual fund trust" and is taxable only to the extent its income is not distributed or distributable to its Unitholders. As a "mutual fund trust" that distributes all of its taxable income to its Unitholders, Viking makes no provisions for income taxes except for the provisions required by its corporate subsidiaries.

For Viking's corporate subsidiaries, the liability method of accounting for income taxes requires that future income tax liabilities and assets be recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and their respective tax bases using substantively enacted income tax rates. The effect of changes in income tax rates on future income tax liabilities and assets is recognized in the period that the rates change. In addition to provisions for expected future income taxes, corporate income taxes and Large Corporations Tax paid by Viking's corporate subsidiaries are expensed as incurred.

Future income taxes are also recognized in the accounting for acquisitions of corporate entities where the ascribed value of the assets and/or liabilities differs from their respective tax basis.

Financial Instruments

Viking recognizes the fair value of unrealized gains and losses on derivative financial instruments in its balance sheet with changes in the fair value included in the earnings for the period in which the change occurs. Realized gains and losses on derivative financial instruments are recorded in the period to which the respective contract settlements relate.

Asset Retirement Obligation

Viking recognizes the fair value of its future asset retirement obligation if it can be reasonably estimated. When initially recorded, an offsetting amount is added to Property, Plant and Equipment and depleted in the same manner as Property, Plant and Equipment, thereby increasing the depletion, depreciation and accretion expense. During each accounting period, the fair value of the asset retirement obligation is increased by the recording of an accretion expense to recognize a reduced discounting of this future liability. Actual costs incurred for asset retirement and reclamation activities are charged against the recorded asset retirement obligation with any differences between the liability recorded and costs incurred recognized in earnings in the period the obligation is settled.

Unit-based Compensation

Viking uses the fair value method to estimate the value of unit-based compensation in respect of options granted under its Unit Option Plan as well as Restricted and Performance Awards granted under its Unit Award Incentive Plan, with different accounting recognition for grants made before January 1, 2003 and grants occurring after December 31, 2002 as described below:

a)     For grants made before January 1, 2003, there is no unit-based compensation expense recorded prior to the exercise of the option. Upon the exercise of an option and the issuance of Trust Units, the value of the cash consideration paid is recorded in Unitholders' Capital.

b)     For grants made after December 31, 2002, Viking uses the fair value method to value the options, Restricted Awards and Performance Awards granted to determine the amount of the unit-based compensation expense. The Black-Scholes option pricing model is employed to determine the fair value of options at the grant date, while the closing market price at the grant date is used to estimate the fair value of Restricted and Performance Awards. Compensation expense is recorded over the vesting period with a corresponding addition to contributed surplus. Upon the exercise of an option and the issuance of Trust Units, Viking records an increase to unitholders' equity and relieves the associated contributed surplus.

3.         ACCOUNTING POLICY CHANGES

Change in Method of Accounting for Unit-Based Compensation

Prior to September 30, 2005, Viking had determined that it was not possible to use traditional option pricing models to obtain a reasonable estimate of the fair value of options granted under Viking's Unit Option plan, nor could they be used to obtain a reasonable estimate of the fair value of the Restricted and Performance Awards granted under its Unit Award Incentive Plan. Accordingly, Viking had been applying the intrinsic method to value its unit based compensation expense, whereby the excess of the trading price of Viking's Trust units at the grant date had been determined to represent their value. Subsequently, at the end of each accounting period, the value was adjusted to reflect the reduction in the exercise price of the option granted (for the Unit Option Plan) as well as changes in the trading price of the Trust Units for grants under both the Unit Option Plan and the Unit Award Incentive Plan.

In 2005, Viking undertook a review of its accounting for unit-based compensation expense in respect of its Option Plan and Unit Award Incentive Plan. This review concluded with Viking adopting the fair value method of estimating unit-based compensation expense on a retroactive basis to January 1, 2003. In all periods prior to January 1, 2005, the difference in unit-based compensation expense and unitholders' equity arising from the fair value method as compared to the intrinsic method is negligible with no adjustments or restatements to its earnings in prior periods required. For the year ended and as at December 31, 2005, unit-based compensation expense recorded under the fair value method is $1.5 million less than what would have been recorded using the intrinsic method. The addition to unitholders capital is $339,000 less than what would have been recorded using the intrinsic method and the addition to contributed surplus is $1.3 million less than what would have been recorded.

4.         ACQUISITIONS

(a) Calpine Natural Gas Trust

Effective February 1, 2005, Viking acquired the assets of Calpine Natural Gas Trust ("CNGT") in exchange for the issuance of 54,132,320 Viking Trust Units at an ascribed value of $6.90 per Trust Unit and the assumption of bank debt and related acquisition costs. The ascribed value of the Viking Trust Units issued was based on their average closing price during five trading days prior and five trading days subsequent to the announcement of the agreement to merge.

The CNGT acquisition has been accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill and commencing on February 1, 2005, CNGT's operating results have been included in Viking's revenues, expenses and capital spending.

(b) Kensington Energy Ltd.

Pursuant to its cash offer of $0.52 for each issued and outstanding Class A Share of Kensington Energy Ltd. ("Kensington"), Viking acquired control of Kensington with its acquisition of 58,364,769 Kensington Class A shares for a cash consideration of $30.3 million on February 18, 2005. Subsequent to this acquisition of 89.8% of the issued and outstanding shares of Kensington, Viking acquired the remaining 6,593,286 Class A Shares of Kensington for an additional $3.5 million by extending its offer to purchase to March 7, 2005 and thereafter pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta).

The Kensington acquisition has been accounted for using the purchase method and commencing on February 18, 2005, Kensington's operating results have been included in Viking's revenues, expenses and capital spending.

(c) Krang Energy Inc.

On June 28, 2005, Viking entered into an acquisition agreement with Krang Energy Inc. ("Krang") whereby Viking agreed to purchase all of the issued and outstanding shares of Krang for cash consideration of $136.1 million. By July 5, 2005, Krang shareholders representing 90.5% of the outstanding fully diluted shares of Krang entered into irrevocable lock-up agreements committing their Krang shareholdings to Viking's offer to purchase. On July 25, 2005, Viking acquired the Krang shares tendered to its offer, approximately 94% of the issued and outstanding shares of Krang, and acquired the remaining Krang shares under the offer pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta).

The Krang acquisition has been accounted for using the purchase method and with 90.5% of the outstanding fully diluted shares of Krang committed to the transaction by July 5, 2005, Viking has included Krang's revenues, expenses and capital spending in Viking's financial results commencing July 5, 2005.

The following summarizes the aggregate consideration and allocation of aggregate consideration of each acquisition:
	CNGT	Kensington	Krang

Fair value of Trust Units issued	$373,513	$-	$-
Cash paid for purchase of shares	-	33,778	136,140
Assumption of bank debt	71,000	11,980	39,000
Related acquisition costs, including severance payments	8,657	3,201	6,497
	$453,170	$48,959	$181,637

Net working capital (deficiency)	$(2,363)	$(2,250)	$5,440
Property, Plant and Equipment	358,690	48,915	182,046
Goodwill	106,263	4,209	-
Mark-to-market deficiency of commodity price contracts	(730)	-	(440)
Asset retirement obligation	(8,690)	(1,915)	(5,329)
Long term liabilities	-	-	(80)
	$453,170	$48,959	$181,637

5.         PROPERTY, PLANT AND EQUIPMENT

	2005	2004

Capitalized Oil and Natural Gas Expenditures	$1,648,994	$ 995,055
Accumulated depletion and depreciation	(625,738)	(493,691)
Net Book Value	$1,023,256	$ 501,364

Viking's oil and gas properties depletion base for purposes of calculating its depletion and depreciation charge includes $63.1 million ($34.4 million in 2004) in respect of future development costs associated with proved undeveloped reserves and excluded $28.1 million of unproved land costs ($10.4 million in 2004). General and administrative costs of $2.2 million ($0.4 million in 2004) have been capitalized during the year.

At December 31, 2005 and 2004, the estimated undiscounted future cash flows associated with Viking's proved reserves exceeded the carrying amount of its oil and natural gas property costs. The estimate of Viking's undiscounted value of future net cash flows associated with its proved reserves in 2005 was determined using the following benchmark commodity prices:

	WTI Oil	US$/Cdn$	WTI Oil	AECO Gas
	(US$/bbl)	Exchange Rate	(Cdn$/bbl)	(Cdn$/mmbtu)
2006	$57.00	$0.85	$67.06	$10.60
2007	$55.00	$0.85	$64.71	$9.25
2008	$51.00	$0.85	$60.00	$8.00
2009	$48.00	$0.85	$56.47	$7.50
2010	$46.50	$0.85	$54.71	$7.20
2011-2015	$46.10	$0.85	$54.24	$7.09

6.         RECLAMATION FUND

On February 22, 2005, Viking's Board of Directors approved the amendment of certain internal royalty agreements to terminate provisions requiring the funding of future reclamation costs and effective on that date, Viking eliminated its accrual for the funding of future reclamation activities. Similarly, CNGT's reclamation fund has been included in CNGT's net working capital deficiency at the date of acquisition.

7.         CREDIT FACILITIES

At December 31, 2005, Viking had $91.8 million of loans outstanding under a $275 million credit facility, comprised of a $250 million Extendible Revolving Term Credit Facility and a $25 million Extendible Revolving Operating Facility.

The Extendible Revolving Term Credit Facility and the Extendible Revolving Operating Facility had an initial term to June 30, 2006, but could have been extended for an additional 364 days on an annual basis with the agreement of the lenders. If these facilities were not extended, the credit agreement would mature two years thereafter with no repayment requirements prior to its maturity provided its borrowings were not in excess of the Borrowing Base. The Borrowing Base is determined annually based on an independent engineering evaluation of Viking's reserves. These credit facilities require standby fees on undrawn amounts and interest on borrowings at varying rates dependent on Viking's debt levels and earnings before interest, taxes, depletion, depreciation and accretion. Viking has provided the lenders with a $500 million floating charge security interest in its present and future acquired oil and gas properties.
	Average Borrowings	Interest Expense	Effective Interest Rate
2005	$ 152,034	$ 5,802	3.816%
2004	$ 89,722	$ 3,767	4.199%

On February 3, 2006, Viking's credit facilities were fully repaid concurrent with the completion of the Plan of Arrangement between Viking and Harvest Energy Trust ("Harvest"). See Note 16, "Subsequent Event" for additional information on this transaction.

8. ASSET RETIREMENT OBLIGATION

Viking's asset retirement obligation reflects the estimated future cost to abandon its oil and gas wells and related processing facilities including the reclamation of the site and related access roads. Viking estimated the net present value of its total obligation as at December 31, 2004 to be $49.6 million based on a future liability of $152.8 million, an 8.6% discount factor, an inflation rate of 2% per annum and an estimated expenditure profile of costs to be incurred over the next 55 years with the majority of costs to be incurred between 2018 and 2026.

Throughout 2005, Viking increased its asset retirement obligation in conjunction with its acquisitions of CNGT, Krang and Kensington as well as further asset development, and in respect of an accretion charge with an offsetting amount recorded in its depletion, depreciation and accretion expense. Viking's future liability has been reduced for expenditures incurred as well as obligations associated with properties that have been sold. At December 31, 2005, Viking re-evaluated its asset retirement obligation and determined the amount to be $52.7 million based on a future liability of $209.1 million, a 7.45% discount factor, inflation factor of 2% per annum and an estimated expenditure profile of costs to be incurred over the next 50 years, with the majority of costs to be incurred between 2027 and 2052.

The following provides the details of changes to Viking's asset retirement obligation during 2005:

	2005	2004
Balance, beginning of period	$49,621	$34,935
Increase due to acquisitions	15,934	-
Increase due to further asset development	2,234	1,033
Decrease associated with asset dispositions	(906)	(736)
Asset Retirement expenditures	(2,408)	(1,469)
Accretion of discount	5,210	2,873
Change in estimated asset retirement obligation(1)	(16,945)	12,985
Balance, end of period	$52,740	49,621

(1) The most significant component of the change in estimate in 2005 is associated with Viking's re-assessing their estimates on the expected timing of cash flows of future expenditures. In 2004, the most significant component of the change in estimate is associated with Viking's re-assessing their estimates in light of the Alberta Energy and Utility Board's recent guidance on site reclamation costs.

9. CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

Viking has issued two series of Convertible Unsecured Subordinated Debentures ("the Convertible Debentures"), each with a face value of $1,000. Interest on the Convertible Debentures is payable semiannually in arrears in equal instalments on dates prescribed by each series and are subordinated to substantially all other liabilities of Viking, including its credit facility. The Convertible Debentures are convertible into fully paid Trust Units, at the option of the holder. The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest in lieu of any fractional Trust Units resulting from the conversion.

The Convertible Debentures may be redeemed by Viking at its option in whole or in part prior to their respective maturity dates. The redemption price for the first redemption period is at a price equal to $1,050 per Convertible Debenture and at $1,025 per Convertible Debenture during the second redemption period. Any redemption will include payment of accrued and unpaid interest at such time. At the option of Viking, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by Viking will be calculated by dividing the principal by 95% of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation.

The following is a summary of the two series of convertible debentures including the equity component:

		10.5% Series	6.40% Series
Maturity Date		January 31, 2008	October 31, 2012
Interest Rate		10.50%	6.40%
Conversion price per Unit		$7.25	$11.50
Fair Market Value at December 31, 2005		$45.1 million	$184.2 million

	Discounted	Equity	Carrying Value
	Obligation	Component
Balance at December 31, 2003	$73,625	$804	$74,429
Accretion of Discount	138	-	138
Balance at December 31, 2004	73,763	804	74,567
Issuance of 6.40% Series	170,136	4,864	175,000
Accretion of Discount	227	-	227
Conversion of 10.5% Series into Trust Units	(38,385)	(418)	(38,803)
Balance at December 31, 2005	$205,741	$5,250	$210,991

On February 3, 2006, concurrent with the completion of the Plan of Arrangement between Viking and Harvest, Viking's Convertible Debentures were assumed by Harvest. See Note 16, "Subsequent Event" for additional information on this transaction.

10 . UNITHOLDERS' EQUITY

a) Authorized

Pursuant to the terms of its Trust Indenture, Viking may issue an unlimited number of Trust Units. Each Trust Unit represents an equal fractional undivided beneficial interest in Viking. All Trust Units share equally in distributions from Viking and carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay further calls or assessments in respect of the Trust Units. The Trust Indenture provides that Unitholders shall not be liable for or in respect of the obligations of Viking and that contracts entered into on behalf of Viking shall not be binding on the Trustee or any Unitholder and any liability of Viking shall be limited to and satisfied only out of the assets of Viking.

In accordance with the Trust Indenture, each Unitholder is entitled to require Viking to redeem at any time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at prices equal to the lessor of (i) 95% of the market value of the Trust Units during the ten trading days commencing immediately after the date on which the Trust Units were tendered for redemption, and (ii) the closing price on the date that the Trust Units were tendered for redemption. Such redemptions will be payable by Viking in cash in most circumstances. However, if the total amount payable by Viking for redemptions of Trust Units in a calendar month and in any preceding month during the year exceeds $200,000, the redemptions shall be settled by Viking distributing notes having an aggregate principal amount equal to the amount payable for the Trust Units tendered for redemption.

b) Issued	Number of	Book
	Trust Units	Value
Balance December 31, 2003	96,858,885	$ 704,013
Units issued - Internalization of the Manager	72,797	420
Distribution Reinvestment Plan	3,864,097	22,953
Trust Unit Options, including $138,000 of non-cash consideration	722,300	4,062
Trust Unit Public Offering July 9, 2004	9,600,000	54,720
Less: Issue Costs	-	(3,142)
Balance, December 31, 2004	111,118,079	$ 783,026
Units issued - exchange for CNGT assets	54,132,320	373,513
Distribution Reinvestment Plan	9,467,976	70,133
Trust Units issued upon conversion of 10.5% Convertible Unsecured
Subordinated Debentures	5,319,842	38,803
Trust Unit Options, including $51,000 of non-cash consideration	899,450	5,432
Trust Units issued upon vesting of Unit Award Incentive grants	35,942	216
Less: Issue Costs	-	(885)
Balance, December 31, 2005	180,973,609	$1,270,238

c) Distribution Reinvestment

Viking has a Premium DistributionTM, Distribution Re-investment and Optional Trust Unit Purchase Plan (the "Premium DRIP Plan") which enables eligible Viking Unitholders to direct that their cash distributions from Viking be reinvested in additional Trust Units at a 5% discount to the then average Trust Unit's market price applicable to each distribution payment date or to exchange such Trust Units for a cash payment equal to 102% of such distributions (the "premium distribution component"). Viking Unitholders who are enrolled in the Premium DRIP Plan are also entitled to purchase from Viking's treasury up to $100,000 of additional Trust Units on each distribution date at the then average market price. In 2005, an additional 12,325 Trust Units were purchased for cash proceeds of $89,000 under this plan. (In 2004, 7,402 Trust Units were purchased for cash proceeds of $44,000).

d) Unit Option Plan

Viking is authorized to grant up to 5,400,000 options pursuant to a Unit Option Plan (the "Plan"). Under the Plan, options vest 20% immediately upon granting and a further 20% on the anniversary date in each of the next four years. The options have a ten year term and a feature that allows for the exercise price of the options to ratchet down by an amount equal to distributions paid in excess of 8% of the average closing price of Viking's Trust Units for the first 11 trading days of January of each year.

The number of options granted and their exercise prices are as follows:

		2005		2004
	Unit Options	Weighted Avg	Unit Options	Weighted Avg
		Exercise Price		Exercise Price
Total Options Outstanding
Balance at beginning of year	2,106,750	$7.23	3,391,850	$7.22
Granted	-	-	200,000	$5.67
Exercised	(899,450)	$7.64	(722,300)	$6.71
Cancelled	(266,600)	$6.48	(762,800)	$7.28
Balance at end of year	940,700	$7.05	2,106,750	$7.23
Exercise Price "Ratchet Down"		$(1.93)		$(1.39)
Adjusted Exercise Price		$5.12		$5.84
Total Options Exercisable(a)
Balance at beginning of year	1,216,150	$6.02	1,394,450	$6.36
Balance at end of year	700,000	$5.39	1,216,150	$6.02

(a) Weighted Average Exercise Price presented is after "rachet down."

On February 3, 2006, concurrent with the completion of the Plan of Arrangement between Viking and Harvest, all options outstanding under Viking's Unit Option Plan became fully vested and were exercised prior to the closing of the transaction. See Note 16, "Subsequent Event" for additional information on this transaction.

e) Unit Award Incentive Plan

On June 9, 2004, Viking's Unitholders approved a Unit Award Incentive Plan comprised of Restricted Awards and Performance Awards and authorized Viking to reserve 3,860,000 Trust Units for use under the plan. Restricted Awards vest 50% on each of the two anniversary dates following the grant date. The Performance Awards vest 100% on the second anniversary of the grant date. For both the Restricted and Performance Awards, Trust Units of Viking are awarded upon vesting with the number of Trust Units adjusted for the distributions paid since the award was granted. Performance Awards are further adjusted for Viking's Total Unitholder Return relative to a number of other royalty trusts over a two year period, and can entitle the holder to zero, one or two Trust Units per Performance Award upon vesting.

		Performance
	Restricted Awards	Awards

Balance, January 1, 2004	-	-
Awards granted	68,000	68,000
Balance, December 31, 2004	68,000	68,000
Awards granted	352,650	322,650
Awards forfeited	(43,500)	(43,500)
Awards vested and settled (a)	(31,375)	-
Balance, December 31, 2005	345,775	347,150

(a) The vesting of 31,375 Restricted Awards was settled with the issuance of 35,942 Trust Units including an adjustment of 4,567 Trust Units for distributions declared between the date of the granting of the award and the date of vesting.

On February 3, 2006, concurrent with the completion of the Plan of Arrangement between Viking and Harvest, all Restricted and Performance Awards outstanding under Viking's Unit Award Incentive Plan became fully vested and were settled with the issuance of Viking Trust Units prior to the closing of the transaction. See Note 16, "Subsequent Event" for additional information on this transaction.

f) Contributed Surplus

Contributed surplus reflects the accumulated unit-based compensation charge in respect of Viking's unexercised Trust Unit Options granted after December 31, 2002 and its awards of Performance Units and Restricted Units under its Unit Award Incentive Plan. Upon exercise of options and the delivery of Trust Units under the Trust Unit Option Plan and the Unit Award Incentive Plan, respectively, the contributed surplus account is relieved of the unit-based compensation charge attributed to the option or award, with the amount transferred to Unitholders Capital.

Book
Value
Balance, December 31, 2004	$ 460
Non-cash compensation
- Trust Unit Options	23
- Performance and Restricted Unit Awards	3,514
Transfer to Unitholders' Capital on vesting of Unit Incentive Award Program grants	(216)
Transfer to Unitholders' Capital on exercise of options	(51)
Balance, December 31, 2005	$ 3,730

g) Accumulated Unitholder Distributions

Balance, December 31, 2003	$ (345,184)
Unitholder distributions declared	(99,279)
Balance December 31, 2004	(444,463)
Unitholder distributions declared	(182,158)
Balance December 31, 2005	$ (626,621)

Accumulated Unitholder Distributions represents the amount of distributions declared since inception of Viking and has not been reduced for amounts reinvested through Viking's various distribution reinvestment programs. In 2005, Viking Unitholders directed that a total $70,044,000 of distributions be reinvested with 9,455,651 Trust Units issued at an average price of $7.41 per Trust Unit ($22,909,000 for 3,856,695 Trust Units at an average price of $5.94 in 2004).

11. UNIT-BASED COMPENSATION

Unit Option Plan

In 2005, Viking retroactively adopted the fair value method of accounting for its Unit Option Plan with respect to all options granted after December 31, 2002 (see note 3). Under this method of accounting, the fair value of the options granted is estimated using a recognized option pricing model on the grant date and amortized over the vesting period with the amortized amount recorded and unit-based compensation expense offset by a corresponding increase to contributed surplus. When the options are exercised, the proceeds received and related contributed surplus is recorded to the Unitholders' Capital account.

Viking used the Black-Scholes Option Pricing Model to calculate the estimated fair value of the outstanding options issued on or after January 1, 2003. The following assumptions were used to arrive at the estimate of fair value:

Weighted Average Assumptions
Adjusted expected annual distribution per Trust Unit (1)	$0.54
Expected volatility	19%
Risk-free interest rate	2.9%
Expected option life	4 years
Expected forfeiture rate (2)	10%

(1) The adjusted expected annual distribution per Trust Unit is equal to the distributions paid in the preceding 12 months from the date the option is granted less an amount equal to distributions paid in excess of 8% of the average closing of Viking's Trust Units for the first 11 trading days in January of each calendar year. It is assumed that all optionees will elect to reduce their exercise price.

(2) The forfeiture rate is initially estimated to be 10%, and subsequently adjusted in future periods to reflect actual forfeitures as they occur.

The estimated total fair value of options granted, net of forfeiture adjustments, is $153,000. Of this amount, $113,000 of unit based compensation expense relates to 2003 and 2004. For the year ended December 31, 2005, the related compensation expense for unit options is $23,000. The remaining future fair value of the outstanding options of $17,000 will be amortized into earnings in January 2006 (see note 16).

The proforma estimated total fair value of options granted between January 1, 2002 and December 31, 2002, net of forfeiture adjustments is $690,000. Of this amount, $644,000 relates to periods prior to January 1, 2005. The proforma unit-based compensation expense associated with the options granted for the year ended December 31, 2005, was $38,000 using the fair value method and the assumptions presented above. The remaining pro-forma future fair value of the outstanding options of $8,000 will be amortized into the future proforma earnings over the remaining vesting period of the options outstanding.

Unit Award Incentive Plan

In 2005, Viking retroactively applied the fair value method of accounting for its Unit Award Incentive Plan (see Note 3). The fair value of the Restricted and Performance Awards is estimated on the date of the grant based on the closing trading price of the Trust Units on the grant date and amortized over the vesting period. The amortized amount is recorded as unit based compensation expense offset by a corresponding increase to contributed surplus. For distributions paid subsequent to the grant date, an equivalent amount of unit-based compensation expense is recorded reflecting the fair value of the additional Trust Units granted in respect of the distributions paid with a corresponding increase to contributed surplus based on the closing trading price of the Trust Units on the date distributions are paid. In the case of Performance Awards, an additional estimate is made based on Viking's Total Unitholder Return to determine the estimated number of Trust Units to be issued for each Performance Award that eventually vests. The number of Trust Units to be issued per Performance Award is estimated by comparing Viking's Total Unitholder Return over the past 24 months to that of a number of other oil and gas royalty trusts. Based on this comparison, each Performance Award will entitle the holder to zero, one or two Trust Units upon vesting. At December 31, 2005, it was estimated that each Performance Award would entitle the holder to 2 Trust Units. When Trust Units are issued upon the vesting of either Restricted or Performance Units, the respective amount of contributed surplus is recorded as Unitholders' Capital.

The fair value method resulted in a total estimated fair value of $8,789,000 including $855,000 in respect of distributions paid. In 2004, $300,000 of unit based compensation expense has been recorded in respect of these unit awards, and in 2005, unit based compensation expense of $3,514,000 has been recorded for the year ended December 31, 2005. The remaining future fair value of the outstanding Restricted and Performance Awards of $4,975,000 will be amortized into earnings in January 2006 (see note 16).

12. INCOME TAXES

During 2005, Viking completed an internal corporate restructuring resulting in all of its oil and gas activities being consolidated into one wholly-owned limited partnership with substantially all of its other activities conducted through a wholly-owned corporate subsidiary. As a result, the differences between the book value and tax basis of its oil and gas assets is no longer within a corporate entity which is subject to corporate income tax. Accordingly, Viking's future income tax provision has been eliminated.

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial corporate income tax statutory rates to income before future income tax recovery as follows:

	2005	2004

Net income (loss) before income, capital and other taxes	$97,661	$51,296
Statutory income tax rate	37.62%	38.62%
Expected tax	36,740	19,811
Add/(Deduct) the tax effect of:
Non-taxable portion of net income	(38,636)	(30,993)
Tax rate changes	1,069	1,538
Resource allowance	(8,152)	(10,859)
Non-deductible crown charges, net of Alberta Royalty Tax
Credit	529	5,157
Adjustments for acquisitions and internal re-organization	(14,578)	(10,656)
Future income tax recovery	$(23,028)	$(26,002)

The net future income tax liability is composed of:
	2005	2004
Property, plant and equipment in excess of tax value	$(5,430)	$25,361
Asset Retirement Obligation	(4,170)	(1,908)
Trust Unit issue costs deductible for tax purposes	(502)	(425)
Valuation allowance	10,102	-
Future income tax liability	$-	$23,028

At the end of 2005, Viking had approximately $788.9 million ($372.6 million in 2004) available for deductions from taxable income in future years including non-capital loss carry forwards of $30.1 million ($65.3 million in 2004). The non-capital loss carry-forwards held at December 31, 2005 will expire in the years 2009-2012.

13. RELATED PARTY TRANSACTIONS

Joint Venture Operations

Pursuant to a joint purchase of oil and natural gas assets by Viking and a related party, whose president and chief executive officer is a director of Viking, Viking has operated certain oil and natural gas properties with the related party taking their share of production "in-kind" while the related party has operated certain other oil and natural gas properties with Viking taking its share of production "in-kind." At December 31, 2005, the related party owed Viking $247,000 ($558,000 at December 31, 2004) while Viking owed the related party $174,000 ($285,000 at December 31, 2004). During the year ended December 31, 2005, Viking's share of capital expenditures on properties operated by the related party totaled $2,909,000 ($1,956,000 for the year ended December 31, 2004) while its share of operating expenses totaled $508,000 ($366,000 for the year ended December 31, 2004).

Contracting for Drilling Services

During 2004, Viking entered into a contract for drilling services with a related party whose president and sole shareholder is also a director of Viking. Viking's share of such drilling costs totaled $530,700 in 2004 with no amounts owing to either party at December 31, 2004. No drilling costs were paid to this related party in 2005.

14. FINANCIAL INSTRUMENTS

Commodity Price Risk Management

Viking uses commodity price and foreign exchange contracts as well as fixed price sales contracts with purchasers to manage its exposure to fluctuations in commodity prices and foreign exchange rates.

At the end of 2004, accounting for Viking's commodity price risk management activities was limited to providing for the amortization of a residual deferred loss of $87,000 related to a physical natural gas fixed price forward contract inherited concurrent with a property acquisition made in 2003. This contract is for the sale of 76 GJ/day at $2.00/GJ, with a $0.05/GJ annual increase in price until its expiry in October 2008. This deferred loss is amortized to revenue over the life of the respective contracts with $24,000 included in revenue during the year ended December 31, 2005 ($329,000 in 2004). At December 31, 2005, the mark-to-market deficiency associated with this contract was $623,000 ($414,000 at December 31, 2004).

Viking's acquisition of CNGT resulted in it assuming various natural gas price risk management contracts on February 1, 2005 which at that date had a mark-to-market deficiency of $730,000 (see note 4). At December 31, 2005, the following contracts remained outstanding:

Type of Contract	Quantity	Period	Price/Rate
Natural Gas - fixed price	5,000 GJ/d	November 1/05 - March 31/06	$6.83/GJ

Natural Gas - fixed price	5,000 GJ/d	November 1/05 - March 31/06	$7.33/GJ

Viking's acquisition of Krang resulted in it assuming three natural gas fixed price contracts on July 5, 2005 which at that date had a mark-to-market deficiency of $440,000 (see note 4). At December 31, 2005 all three contracts had fully settled.

All natural gas fixed price contracts are forward sales contracts requiring the physical delivery of natural gas to Alberta's AECO trading hub and as a result, Viking excludes such contracts from its definition of Financial Instruments. As such the difference between the market value at the time the natural gas is delivered and contracted price is included in natural gas sales revenues.

The mark-to-market deficiencies of the fixed price forward sales contracts assumed by Viking through its acquisitions of CNGT and Krang are being amortized to natural gas sales revenue in the period to which the contracts relate. During the year ended December 31, 2005, the fixed price forward sales contracts resulted in a $7,562,000 reduction to Viking's proceeds from the sale of natural gas and a $6,576,000 reduction after reflecting the amortization of the mark-to-market deficiency assumed on the acquisition date of $986,000. At December 31, 2005, the mark-to-market deficiency of these fixed price forward sales contracts was $3,117,000.

During the year ended December 31, 2004, Viking realized a loss of $4,021,000 on the settlement of its commodity price risk management contracts. Viking's recognized unrealized losses in respect of the changes in the mark-to-market deficiency of its commodity price risk management contracts relating to future periods totaled $290,000.

Fair Values

At December 31, 2005, the fair market value of Viking's financial instruments, excluding its Convertible Debentures, approximated their carrying value due to the short-term maturity of these instruments. Financial instruments carried on the balance sheet include accounts receivable, current liabilities and bank loans. The value of bank loans approximates its carrying value as the borrowings are pursuant to the credit agreements that are short term in nature. The cost of borrowing under Viking's current credit agreements approximates the market rate for such borrowings. At December 31, 2005, the fair market value of the 10.5% Convertible Debentures was $45.1 million ($81.9 million at December 31, 2004) and the fair market value of the 6.4% Convertible Debentures was $184.2 million.

Credit Risk

The counterparties to Viking's commodity price risk management contracts are either Canadian chartered banks or crude oil and natural gas marketing organizations who provide marketing services to Viking. Viking manages this credit risk by entering into such contracts with only highly rated entities and reviewing its exposure to single entities on a regular basis. Substantially all of Viking's accounts receivable are due from parties in the oil and gas industry and are subject to the normal credit risks associated with the industry.

Interest Rate Risk

Viking is exposed to changes in interest rates as its bank loans result in interest charges that are based on rates which change with market conditions, the bank's prime rate and the rates on Bankers' Acceptances.

15. COMMITMENTS AND CONTINGENT LIABILITIES

a) Leases to Rent Office Space

Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2005, are:
2006	$ 938
2007	$ 938
2008	$ 861
2009	$ 717
2010	$ 119

b) Letters of Credit

At December 31, 2005, Viking had provided letters of credit to the Alberta Electric System Operators, Fortis Alberta, ATCO Electric and Lac St. Anne County for $4,290,000, $415,000, $75,000 and $10,000 respectively.

In the normal course of its operations, Viking may become involved in litigation or have claims brought against it. The management of Viking is not currently aware of any claims or actions that would materially affect Viking's financial position or operating results.

16. SUBSEQUENT EVENT

On February 2, 2006, the unitholders of Viking and Harvest approved the Plan of Arrangement to merge the two trusts to continue under the Harvest name. On February 3, 2006, Harvest issued 46,040,752 Harvest Trust Units to former Viking unitholders based on an exchange ratio of 1 Harvest Trust Unit for 4 Viking Trust Units to effect the transaction. In addition, Harvest repaid all indebtedness outstanding under Viking credit facilities, cancelled the $275 million credit facilities and assumed Viking's obligations under its convertible debentures. At December 31, 2005, Viking had accrued $2.7 million of advisory, legal and compliance costs in respect of this transaction.

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES

These financial statements of Viking have been prepared in accordance with Canadian GAAP. These principles, as they pertain to Viking's financial statements, differ from United States GAAP ("U.S. GAAP") as follows:

(a) Full Cost Accounting Principles

Under U.S. GAAP full cost accounting, the carrying value of oil and natural gas properties and related facilities, net of future income taxes, is limited to the present value of the after tax future net revenues from proven reserves discounted at 10% based on prices and costs at the balance sheet date plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, an impairment exists when the carrying amount of oil and natural gas properties and related facilities exceeds the estimated undiscounted future net cash flows associated with the proved reserves and if an impairment exists, the carrying costs in excess of the discounted future net cash flows associated with the proved and probable reserves are charged to income.

The application of full cost accounting principles as prescribed by U.S. GAAP results in Viking reducing its depletion expense recorded under Canadian GAAP, increasing its 2005 earnings under Canadian GAAP by $4.9 million. In 2004, the application of U.S. GAAP would have reduced Viking's 2004 earnings under Canadian GAAP by $7.8 million for additional depletion and depreciation expense as well as $86.4 million in respect of a write-down of oil and natural gas property costs. As a result of these increased charges, Viking's 2004 future income tax recovery as determined under Canadian GAAP was reduced by $18.5 million.

(b) Unitholders' Mezzanine Equity

Under U.S. GAAP, a redemption feature of equity instruments at the option of the holder requires that such equity be excluded from classification as permanent equity. Under Canadian GAAP, such equity instruments are considered to be permanent equity and are presented as such.

Viking Trust Units contain a redemption feature which is required for Viking to retain its mutual fund trust status for Canadian income tax purposes. The redemption feature of the Viking Trust Units entitles the holder to redeem the Trust Units for approximately 95% of the current trading price.

For U.S. GAAP purposes, Viking has recorded Unitholders' Mezzanine Equity in the amount of $1.7 billion for 2005 and $750.0 million for 2004 which represents the estimated redemption value of Viking's Trust Units at 95% of their year-end market price. Viking has also recognized a charge to Accumulated Earnings (Deficit) in 2005 of $427.7 million ($123.4 million in 2004) resulting from the change in estimated redemption value for purposes of Mezzanine Equity reclassification. Changes in Mezzanine Equity in excess of Trust Units and net of redemptions are recognized as charges to Accumulated Earnings (Deficit). At December 31, 2005, Viking's Accumulated Deficit under US GAAP includes a $393.4 million decrease in respect of the cumulative effect of the estimated redemption value of its Trust Units ($34.3 million increase at December 31, 2004).

(c) Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, U.S. GAAP required that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in fair value be recognized in income during the period of the change unless specific hedge accounting criteria are met. Prior to January 1, 2004, Canadian GAAP required that the proceeds (or costs) realized from oil and natural gas price risk management contracts be recognized in oil and natural gas sales revenues as each transaction under the contract is settled. Effective January 1, 2004, Canadian accounting standards were revised whereby the fair value methodology is also used to account for all derivative instruments.

Viking has in place certain natural gas fixed price forward sales contracts that require the physical delivery of natural gas to Alberta's AECO trading hub and under Canadian GAAP are excluded from the definition of Financial Instruments. For purposes of Canadian GAAP, the difference between the market value at the time the natural gas is delivered and contracted price is included in natural gas sales revenues. Under US GAAP, these contracts are considered to be derivative instruments and do not qualify for hedge accounting. In 2005, net income would be reduced by $3.1 million in respect of unrealized losses recorded on these commodity price contracts.

In 2004, Viking's accounting for oil and natural gas price risk management contracts were aligned with US GAAP except for $329,000 of gains included in its revenues related to a $416,000 deferred gain recorded as of January 1, 2004 as a transitional provision for Canadian GAAP.

(d) Accounting for Unit-Based Compensation

Under U.S. GAAP, SFAS 123R "Share Based Payments", unit-based compensation expense is required to be recorded on all options granted under Viking's Unit Option Plan and unit awards granted under Viking's Unit Award Incentive Plan. For awards granted prior to January 1, 2003, Canadian GAAP does not require any compensation expense be recognized. Accordingly, compensation expense is required under US GAAP for the unit option awards granted by Viking prior to January 1, 2003. Under US GAAP, Viking's unit-based compensation expense for 2005 increased by $150,000 ($1.2 million in 2004) in respect of the fair value of options granted prior to January 1, 2003.

(e) Statement of Cash Flows

Viking presents cash flow from operations before changes in non-cash working capital and Asset Retirement expenditures as a subtotal in its consolidated statement of cash flows. Under U.S. GAAP, this notation does not have any standardized meaning and would not be presented.

The application of U.S. GAAP would have the following effects on Viking's consolidated statements of net income (loss):

	2005	2004
Net income - Canadian GAAP	$119,988	$75,550
U.S. GAAP Adjustments:
Depletion and depreciation (a)	4,900	(94,249)
Accounting for commodity price risk management contracts (c)	(3,079)	(329)
Additional unit-based compensation expense (d)	(150)	(1,185)
Future income tax recovery and other	31,552	18,501
Net income (loss) - U.S. GAAP	$153,211	$(1,712)
Net Income (Loss) per Trust Unit
Basic	$ 0.91	$ (0.02)
Diluted	$ 0.91	$ (0.02)

The application of U.S. GAAP would have the following effects on Viking's Accumulated (Deficit) Earnings:

	2005	2004
Accumulated (Deficit) Earnings - US GAAP
Opening Balance	$38,084	$163,146
Net Income (Loss) - US GAAP	153,211	(1,712)
Accounting for Unitholders' Mezzanine Equity (b)	(427,683)	(123,350)
Closing Balance	$(236,388)	$38,084

The application of U.S. GAAP would have the following effects on Viking's consolidated balance sheets:

December 31, 2005	Canadian	U.S.
	GAAP	GAAP
Property, Plant and Equipment	$ 1,023,256	$ 1,012,429
Mark-to-Market deficiency of commodity price
contracts	270	3,349
Unitholders' Mezzanine Equity	-	1,664,957
Unitholders' Capital	1,270,238	-
Contributed Surplus	3,730	4,618
Accumulated Earnings (Deficit)	$ 173,126	$ (236,388)
December 31, 2004
Property, Plant and Equipment	$ 501,364	$485,637
Future Liability for Income Taxes	23,028	54,580
Unitholders' Mezzanine Equity	-	750,047
Unitholders' Capital	783,026	-
Contributed Surplus	460	1,214
Accumulated Earnings	$ 53,138	$ 38,084

Impact of Recently Issued Accounting Standards

In December 2004, FASB issued a Statement of Financial Accounting Standards ("SFAS") 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" which eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair value for exchanges that lack commercial substance. The effective date of this statement is for fiscal periods beginning after June 15, 2005. SFAS 153 is not expected to have a material impact on Viking's financial statements.

In May 2005, FASB issued Statement No. 154 "Accounting Changes and Error Corrections - a replacement of APB No. 20 and FASB Statement No. 3". This statement replaces APB Opinion No. 20 "Accounting Changes", and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, these provisions should be followed. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005 and will be applied prospectively.